April 11, 2025

Yi Zhou
Chief Executive Officer
Aquaron Acquisition Corp.
515 Madison Avenue, 8th Floor
New York, NY 10022

       Re: Aquaron Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 4, 2025
           File No. 001-41470
Dear Yi Zhou:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Sally Yin